UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Ahren Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G01322109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01322109	Schedule 13G	Page 2 of 9

1	NAME OF REPORTING PERSON AACS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,279,950 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,279,950 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,279,950 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (3)
12	TYPE OF REPORTING PERSON PN

(1)	AACS LP is the record holder of the securities reported herein. AACS GP is the general partner of AACS LP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Alice Newcombe-Ellis is the director of AACS GP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Each of AACS GP and Alice Newcombe-Ellis disclaims any beneficial ownership of the securities held by AACS LP other than to the extent of any pecuniary interest it or she, as applicable, may have therein, directly or indirectly.

(2)	AACS LP owns 7,279,950 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No.333-261334) and have no expiration date.

(3)	Based on 29,999,800 Class A Ordinary Shares and 7,499,950 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G01322109	Schedule 13G	Page 3 of 9

1	NAME OF REPORTING PERSON AACS GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,279,950 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,279,950 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,279,950 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (3)
12	TYPE OF REPORTING PERSON CO

(1)	AACS LP is the record holder of the securities reported herein. AACS GP is the general partner of AACS LP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Alice Newcombe-Ellis is the director of AACS GP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Each of AACS GP and Alice Newcombe-Ellis disclaims any beneficial ownership of the securities held by AACS LP other than to the extent of any pecuniary interest it or she, as applicable, may have therein, directly or indirectly.

(2)	AACS LP owns 7,279,950 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No.333-261334) and have no expiration date.

(3)	Based on 29,999,800 Class A Ordinary Shares and 7,499,950 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G01322109	Schedule 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Alice Newcombe-Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,279,950 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,279,950 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,279,950 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (3)
12	TYPE OF REPORTING PERSON IN

(1)	AACS LP is the record holder of the securities reported herein. AACS GP is the general partner of AACS LP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Alice Newcombe-Ellis is the director of AACS GP and shares voting and investment discretion with respect to the ordinary shares held of record by AACS LP. Each of AACS GP and Alice Newcombe-Ellis disclaims any beneficial ownership of the securities held by AACS LP other than to the extent of any pecuniary interest it or she, as applicable, may have therein, directly or indirectly.

(2)	AACS LP owns 7,279,950 Class B Ordinary Shares of the Issuer, which are convertible for shares of the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No.333-261334) and have no expiration date.

(3)	Based on 29,999,800 Class A Ordinary Shares and 7,499,950 Class B Ordinary Shares outstanding as of December 17, 2021.

CUSIP No. G01322109	Schedule 13G	Page 5 of 9

Item 1(a). Name of Issuer:

Ahren Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Boundary Hall, Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	AACS LP

2.	AACS GP

3.	Alice Newcombe-Ellis

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Boundary Hall, Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G01322109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

 Item 4. Ownership

(a)	Amount beneficially owned:

See responses to row 9 on each cover page.

(b)	Percent of class:

See responses to row 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to row 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Persons other than AACS LP, AACS GP and Alice Newcombe-Ellis have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

AACS LP By: AACS GP, its general partner

By:	/s/ Alice Newcombe-Ellis
Name:	Alice Newcombe-Ellis
Title:	Director

AACS GP

By:	/s/ Alice Newcombe-Ellis
Name:	Alice Newcombe-Ellis
Title:	Director

/s/ Alice Newcombe-Ellis
Name:	Alice Newcombe-Ellis

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among AACS LP, AACS GP and Alice Newcombe-Ellis.